DWS Distributors, Inc.

(A Wholly Owned Subsidiary of DWS Investment Management Americas, Inc.)

Statement of Financial Condition

December 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
Two Manhattan West
375 9th Avenue, 17th Floor
New York, NY 10001

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
DWS Distributors, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of DWS Distributors, Inc. (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2002.

New York, New York
March 25, 2026

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of

DWS Investment Management Americas, Inc.)
Statement of Financial Condition

December 31, 2025

Assets

Cash and cash equivalents	$	19,292,422
Time Deposits		25,000,000
Administrative, service and distribution fees receivable		3,405,240
Commissions receivable		12,983
Receivable from affiliates		14,292,458
Income tax receivable		218,259
Deferred tax asset, net		2,357,703
Other assets		918,155
Total assets	$	65,497,220

Liabilities and Stockholder's Equity

Administrative, service and distribution fees payable	$	4,491,290
Payable to affiliates		4,813,118
Income tax payable		1,285,494
Compensation payable		11,432,343
Accounts payable and accrued expenses		5,616,319
Total liabilities		27,638,564

Stockholder's equity:		
Common stock:		
Class A, par value $1.00 per share. Authorized, issued, and outstanding 1,000 shares		1,000
Class B, par value $0.01 per share. Authorized, issued, and outstanding 1,000 shares		10
Paid-in capital		11,990,506
Retained earnings		25,867,140
Total stockholder's equity		37,858,656
Total liabilities and stockholder's equity	$	65,497,220

See accompanying notes to the statement of financial condition.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Statement of Financial Condition

December 31, 2025

(1) Organization and Business

DWS Distributors, Inc. (the Company) is a wholly owned subsidiary of DWS Investment Management Americas, Inc. ("DIMA or the Parent"). DIMA is a wholly owned subsidiary of DWS USA Corporation ("DWS USA"). DWS USA is a wholly owned subsidiary of DWS Group GmbH & Co. KGaA ("DWS Group"), a publicly traded company on the Frankfurt Stock Exchange, which is majority–owned by Deutsche Bank AG ("the Bank"). The Company was incorporated in Delaware on September 20, 1994. The Company is a registered broker dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

(2) Summary of Significant Accounting Policies

(a) *Basis of Presentation*

The Company's statement of financial condition have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition during the reporting period. Actual results could differ from those estimates.

The accompanying statement of financial condition have been prepared from separate records maintained by the Company, and may not necessarily be indicative of the financial condition which would have existed if the Company had been operating as an unaffiliated entity.

(b) *Use of Estimates*

The preparation of the statement of financial condition requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. These estimates and assumptions are based on the Company's best estimates and judgment. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from those estimates.

(c) *Foreign Currency Translation*

The functional currency of the Company is U.S. dollar. Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates.

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Statement of Financial Condition

December 31, 2025

(d)   Cash and Cash Equivalents

The Company defines cash and cash equivalents as cash or short term, highly liquid securities and interest earning deposits with original maturities of three months or less.

(e)   Time Deposits

Time deposits are held to maturity and defined by the Company as short-term, highly liquid securities or deposits with original maturities of greater than three months. Time deposits are recorded at cost, which approximates fair value. As of December 31, 2025, time deposit amounted to $25 million, which is classified as a level 2 security investment in the ASC 820, *Fair Value Measurements* hierarchy.

(f)   Common Stock

The Company has two classes of common stock. The Parent holds all Class A voting shares and Class B non-voting shares.

(g)   Share-Based Compensation

Awards were granted by DWS Group to selected employees of the Company. Both awards (DWS Equity Plan and DWS Stock Appreciation Rights (SAR) Plan) are considered as cash settled but equity-linked plans. All employees who are offered the DWS Equity Plan are subject to performance conditions and forfeiture provisions which need to be met for each tranche to be eligible for settlement. In case such performance conditions are not met, the tranche will lapse. Employees who are offered the DWS SAR Plan awards are also subject to specific performance and forfeiture provisions, as applicable under the SAR Plan.

(h)   Income Taxes

The results of the Company are included in the consolidated U.S. Federal income tax return of DWS USA Corporation.

The Company's full year results are included in certain combined and unitary state tax returns of the Deutsche Bank New York Branch. In addition, the Company files tax returns in certain states on a standalone basis.

The Company provides for income taxes on all transactions that have been recognized in the statement of financial condition in accordance with ASC Topic 740, *Income Taxes*. Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in the period during which such changes are enacted. Deferred tax assets are recognized subject to management's

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Statement of Financial Condition

December 31, 2025

judgment that realization is more likely than not. Deferred tax assets are included in the statement of financial condition.

ASC Topic 740 provides guidance on the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attribute for the statement of financial condition recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides guidance on de-recognition, classification, interest and penalties, disclosure, and transition.

(3) Related Party Transactions

The Company has related-party transactions with the Bank and affiliated companies as the result of transactions entered into in the ordinary course of business. Such transactions are based on contractual agreements or standard allocations methodologies between the Company and its affiliates.

(a) Related Party Assets and Liabilities

The following table sets forth related party assets and liabilities as of December 31, 2025, as included in the statement of financial condition:

Assets		
Receivable from affiliates	$	14,292,458
Administrative, service and distribution fee receivable		3,405,240
Commission receivable		12,983
	$	17,710,681
Liabilities		
Payable to affiliates	$	4,813,118
Compensation payable		105,153
Income tax payable		1,221,101
	$	6,139,372

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Statement of Financial Condition

December 31, 2025

(4) Income Taxes

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2025, were as follows:

Deferred tax assets:		
Deferred compensation	$	2,187,104
State net operating loss carryforward		6,612
Accrued but unpaid foreign related party expense		1,219,169
Other		12,562
Gross deferred tax assets		3,425,447
Valuation allowance		(6,612)
Deferred tax assets, net of valuation allowance		3,418,835
Deferred tax liabilities:		
Pension and post-retirement benefits		(1,061,132)
Gross deferred tax liabilities		(1,061,132)
Net deferred tax asset	$	2,357,703

The Company participates in the tax sharing agreement with DWS USA as a result of the Company being included in the Federal consolidated tax return filed under DWS USA.

The Company also participates in the tax sharing agreement with Deutsche Bank New York Branch Consolidated Group as a result of the Company being included in the New York State and New York City Combined tax returns filed under the Deutsche Bank New York Branch.

Income taxes are computed on a modified separate company basis and the Company reflects the separate return tax liability as a current tax liability on the books and records. U.S. Federal tax liability is paid by the Company to DWS USA on a current basis. In the event the Company generates a tax benefit from Federal tax losses or tax credits, such benefit is reflected as a current tax receivable on the Company's books and the Company is reimbursed for this tax benefit on a current basis by DWS USA.

Since the Company utilizes a modified separate company method for its separate company income tax computation, the taxable income of the DWS USA consolidated tax group of which the Company is a

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Statement of Financial Condition

December 31, 2025

member is considered in evaluating whether deferred tax assets ("DTAs") are expected to be realized. The Company believes it is more likely than not that the results of future operations, taking into account the impact of the Company's various strategic initiatives, will generate sufficient taxable income to realize the net DTAs.

As of December 31, 2025, the Company determined that it has no uncertain tax positions, interest, or penalties as defined within FASB ASC 740, and accordingly, no additional disclosures are required. In the next twelve months the Company believes that there will be no material changes to unrecognized tax benefits.

As of December 31, 2025, the consolidated group of which the Company is a member, is under examination by the New York City for tax years 2018 through 2020, and other states for tax years 2013 through 2022.

The Company primarily files in the following jurisdictions: Federal, New York State and New York City.

Tax refunds receivable from other state tax authorities at December 31, 2025 was $156,004. Tax payable to affiliates at December 31, 2025 was $1,221,101 and tax payable to authorities is $2,138.

(5) Employee Benefit Plans

Retirement Plans

The Company continues to participate, together with other affiliates of Deutsche Bank Americas Holding Corporation (DBAH), in a tax-qualified 401(k) plan. The plan covers substantially all U.S. Employees who have completed six months of service, who are then entitled to matching contributions.

Share-Based Compensation Plans
DWS Equity and Stock Appreciation Rights (SAR) Plans

DWS Group made grants of share-based compensation under the DWS Equity Plan. This plan represents a contingent right to receive a cash payment by referencing the value of DWS shares during a specified time period. The DWS SAR Plan represents a contingent right to receive a cash payment equal to any appreciation (or gain) in the value of a set number of notional DWS Group shares over a fixed period of time. This award does not provide any entitlement to receive DWS Group shares, voting rights or associated dividends. The DWS Equity Plan is a phantom share plan representing a contingent right to receive a cash payment by referencing to the value of DWS Group shares during a specified period of time. The award recipient for any share-based compensation plan is not entitled to receive dividends during the vesting period of the award. The share awards granted under the terms and conditions of any share-based compensation plan are forfeited fully or partly if the recipient voluntarily terminates employment before the end of the relevant vesting period or the end of the retention period for upfront

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Statement of Financial Condition

December 31, 2025

awards. Vesting usually continues after termination of employment in cases such as redundancy or retirement.

The fair value of the DWS SAR Plan awards has been measured using the generalized Black-Scholes model. The liabilities incurred are re-measured at the end of each reporting period until settlement. The principal inputs being the market value on reporting date, discounted for any dividends foregone over the holding periods of the award, and adjustment for expected and actual levels of vesting which includes estimating the number of eligible employees leaving Deutsche Bank Group and number of employees eligible for early retirement. Given there is no liquid market for implied volatility of DWS shares, the calculation of DWS share price volatility is based on 5-year historical data for DWS and a comparable peer group.

Cash Retention Plan

The Company participates in the DWS Restricted Incentive Plan, a cash retention plan of DWS Group, under which Restrictive Incentive Awards ("RIA") are granted as deferred cash compensation generally vesting over a three to five year period. RIAs are expensed over the vesting period, net of estimated forfeitures. In line with regulatory requirements, this plan is subject to performance conditions and forfeiture provisions. Thus, there is the possibility that parts of the awards will be subject to forfeiture in case such performance conditions are not met.

(6) Legal Contingencies

The Company operates in a legal and regulatory environment that exposes it to significant legal risks. As a result, the Company is involved in litigation, arbitration and regulatory proceedings in the ordinary course of business.

In accordance with ASC 450, *Loss Contingencies*, the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits, regulatory proceedings and arbitration, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the matter is close to resolution, in which event no accrual is made until that time. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot determine the probability or estimate what the eventual loss or range of loss related to such matters will be. Subject to the foregoing, the Company continues to assess such matters and believes, based on information available, that the resolution of these matters will not have a material adverse effect on the financial condition of the Company.

The Company may settle litigation or regulatory proceedings or investigations prior to a final judgment or determination of liability. It may do so for a number of reasons, including to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when the Company believes it has valid defenses to liability. It may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement.

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Statement of Financial Condition

December 31, 2025

(7) Categories of Risks

The Company's risk management policies and related procedures are aligned with those of DWS Group. The policies and related procedures are administered on a coordinated global and legal entity basis with consideration given to each subsidiary, including the Company's internal and external requirements.

Risk is an inherent part of the Company's business and activities. Management believes effective risk management is vital to the success of the Company's business activities. Accordingly, the Company has policies and procedures in place to identify, measure, monitor, advise, challenge and control the principal risks involved in the activities of its business and support functions. The Company's ability to properly and effectively identify, measure, monitor, advise, challenge and control each of the various types of risk involved in its activities is critical to its soundness and profitability.

Credit Risk

Credit risk arises from all transactions where actual, contingent or potential claims against any counterparty, borrower, obligor or issuer (which we refer to collectively as "counterparties") exist. For the Company, credit risk relates primarily to cash and cash equivalent positions that are placed with third party banking and financial institutions and is considered as not material. The counterparties are monitored via market parameters, the usage of independent credit ratings, Environmental, Social, and Governance (ESG) signals, and proprietary credit risk assessments. The related credit risk exposure to these counterparties is aggregated and managed within appropriate limits.

Non-financial Risk

Non-financial risk is comprised of operational risk and reputational risk. Operational risk means the risk of loss resulting from inadequate or failed internal processes, people, and systems or from external events, including legal risk. Operational risk excludes business and reputational risk. Reputational risk means the risk of possible damage to our brand and reputation, and the associated risk to earnings, capital, or liquidity, arising from any association, action or inaction which could be perceived by stakeholders to be inappropriate or unethical or inconsistent with our Code of Conduct.

Operational risk is inherent to our business activities. We have embedded internal risk management and control processes and the use of risk management tools and concepts. Our integrated approach along the risk management lifecycle is designed to enable sound risk identification, evaluation, remediation, and monitoring of key operational risks. Any failures related to key operational risks, caused by external or internal influences, could lead to material financial, regulatory, and/or reputational impacts.

Our business profile is exposed primarily to the following non-financial risks:

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Statement of Financial Condition

December 31, 2025

– Fiduciary obligations: We face the risk that we do not comply with our fiduciary obligations to put the interests of our clients first. This requires us to balance between various interests of our clients and the economic interests of our firm to avoid undue conflicts, taking into consideration regulatory requirements, principles, contractual agreements, and specific disclosure requirements.

– Information security: We face the risk that our business is not sufficiently protected against information security failures, e.g. targeted cyber security attacks. The financial industry is subject to continuous elevated threat levels of cyber-attacks in the context of geo-political developments and technology advancements including artificial intelligence. Direct or indirect attacks may undermine our ability to act in a fiduciary capacity to serve our clients in a resilient way.

– Regulatory developments: The development of new and evolving regulatory requirements for the asset management industry, for instance on business resilience, ESG requirements, artificial intelligence use and disclosure requirements, IT disclosures or record retention, imposes a challenge for us for timely identification, interpretation and implementation. Non-compliance with laws and regulations may expose us to material non-financial risks.

– Service providers: Third parties support us to deliver our business operations and fiduciary obligations. The use of and dependency on our vendors is key to our business. Inadequate vendor oversight may adversely impact our business resiliency.

The management of operational risks follows the three lines of defense approach with the aim of protecting the Company, our clients, and shareholders against risk of material financial, regulatory, or reputational damages. It seeks to ensure that all our key operational risks are identified and addressed, that responsibilities regarding the management of non-financial risks are clearly assigned and risks are consciously taken and managed in the most appropriate and long-term interest of our franchise, clients and stakeholders. The three lines of defense approach and its underlying standards apply to all levels of the organization.

– First line of defense: As risk owners, businesses are fully accountable for the identification, assessment, and management (against a defined risk appetite) of risks that originate inside or outside their organization.

– Second line of defense functions (e.g. Risk, Legal, Anti-Financial Crime and Compliance etc.) define risk appetite for their area of expertise and specific risk type they control and monitor and report on the risk type's profile against risk appetite.

– Third line of defense is the internal audit function which is accountable for providing independent and objective assurance on the effectiveness of how the business divisions (i.e. first line of defense) and the second line of defense control functions interact with respect to risk management.

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Statement of Financial Condition

December 31, 2025

Liquidity Risk

Liquidity risk is the risk arising from our potential inability to meet all payment obligations when they come due or only being able to meet these obligations at excessive costs. The objective of the Company's liquidity risk management framework is to ensure that it can always fulfil its payment obligations and can manage liquidity and funding risks within the agreed risk appetite. The framework considers relevant on-balance sheet and off-balance sheet drivers of liquidity risk as well as expected future cash flows. Capital and Liquidity Management is mandated to manage the overall liquidity and funding position of the Company as well as the liquidity risk profile. Risk oversees the application of the liquidity risk framework and adherence to the risk appetite.

(8) Regulatory Requirements – Net Capital

Pursuant to the SEC's Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain minimum net capital. The Company computes its required net capital using the alternative method. As of December 31, 2025, the Company's net capital, alternative net capital requirement, and excess net capital were $16,112,250, $250,000, and $15,862,250 respectively. Capital may not be withdrawn nor dividends paid to the extent capital is required for continued compliance with Rule 15c3-1.

(9) Subsequent Events

In accordance with U.S. GAAP disclosure requirements on subsequent events, management has evaluated events for possible recognition or disclosure in the statement of financial condition through March 25, 2026, the date the statement of financial condition was issued.